UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 25)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 25, 2014
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,753,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,753,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,753,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 3 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,753,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,753,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,753,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 4 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,650,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,650,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 5 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,650,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,650,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 6 of 17

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,057,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,057,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,057,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 7 of 17

1	NAME OF REPORTING PERSON Global Opportunities Breakaway MM, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,583
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 306,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 8 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,363,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,363,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 9 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,363,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,363,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 10 of 17

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,403,787
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,403,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,403,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 11 of 17

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,767,583
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,767,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,767,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 12 of 17

Item 1. Security and Issuer.

This Amendment No. 25 to Schedule 13D (“Amendment No. 25”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011, Amendment No. 8, filed on May 23, 2011, Amendment No. 9, filed on February 1, 2012, Amendment No. 10, filed on March 14, 2012, Amendment No. 11, filed on June 18, 2012, Amendment No. 12, filed on December 14, 2013, Amendment No. 13 filed on December 19, 2012, Amendment No. 14 filed on January 16, 2013, Amendment No. 15 filed on June 3, 2013, Amendment No. 16 filed on August 14, 2013, Amendment No. 17 filed on September 20, 2013, Amendment No. 18 filed on September 27, 2013, Amendment No. 19 filed on February 6, 2014, Amendment No. 20 filed on February 18, 2014, Amendment No. 21 filed on March 18, 2014, Amendment No. 22 filed on April 1, 2014, Amendment No. 23 filed on July 3, 2014 and Amendment No. 24 filed on August 14, 2014 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following:

On November 4, 2014, the Breakaway Fund distributed the Shares it owns, and previously reported on the Schedule 13D, to its limited partners, Global Opportunities Breakaway Fund, L.P. (“Breakaway LP”) and Global Opportunities Breakaway MM, L.L.C. (“Breakaway MM”).  Breakaway LP is subject to a liquidation proceeding in the Cayman Islands and, as a result of such proceeding, such shares may be deemed not to be beneficially owned by any other Reporting Person.

Global Opportunities Breakaway Funds GP, L.L.C. (“Breakaway GP”) is the general partner of Breakaway LP and Breakaway MM is the managing member of Breakaway GP.  Mr. Falcone is the managing member of Breakaway MM.  Breakaway LP is an exempt limited partnership formed under the laws of the Cayman Islands with a principal business address at 450 Park Avenue, 30th Floor, New York, NY 10022.  Each of Breakaway GP and Breakaway MM is a Delaware limited liability company.  The principal business address for each of Breakaway GP and Breakaway MM is 450 Park Avenue, 30th Floor, New York, NY 10022.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 30,753,730 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 30,753,730 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 3,650,057 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 3,650,057 Shares.

As of the date hereof the Breakaway LP may be deemed to beneficially own 3,057,213 Shares.

As of the date hereof Breakaway MM may be deemed to beneficially own 306,583 Shares.

As of the date hereof HCP II may be deemed to beneficially own 3,363,796 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 3,363,796 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 34,403,787 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 37,767,583 Shares.

The Shares reported as beneficially owned by the Reporting Persons do not include the Shares that Mr. Philip Falcone may acquire pursuant to a warrant grant (the “Warrant”) made to Mr. Falcone under the Harbinger Group Inc. 2014 Warrant Award Plan (the “2014 Plan”). As previously disclosed by the Issuer, at the Issuer’s Annual Stockholders Meeting held on May 30, 2014, the stockholders of the Issuer approved the 2014 Plan, which made effective the Warrant grant made to Mr. Philip Falcone to purchase up to 3,000,000 Shares at a per Share exercise price of $13.25, which was the per Share exercise price equal to 105% of the closing price of Shares on the date of grant. Except as otherwise provided in the Warrant grant documents, the warrants will expire on March 10, 2019 and will vest in five equal tranches over the five years, with the first 20% having vested on May 30, 2014 and an additional 20% vesting on each of March 10, 2015, 2016, 2017 and 2018. Pursuant to the Separation Agreement (as defined below), the Warrant will continue to vest on the schedule described above as if Mr. Falcone remained employed with the Issuer through each applicable vesting date.”

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 25, 2014, the Issuer announced that Mr. Falcone, Chief Executive Officer of HGI and Chairman of the Board of Directors of the Issuer (the “Board”) effective December 1, 2014, has resigned from his positions with the Issuer.

In connection with Mr. Falcone’s resignation, on November 25, 2014, the Issuer and Mr. Falcone entered into a Separation and General Release Agreement (the “Separation Agreement”) that, among other things, provides Mr. Falcone, in exchange for signing a general release of claims in favor of the Issuer and agreeing to various restrictive covenants, including covenants relating to non-competition, non-solicitation, non-disparagement, confidentiality, and cooperation, with (i) a lump sum separation payment consisting of (x) $20,500,000 as a one-time payment, (y) $16,500,000 in respect of Mr. Falcone’s previously awarded fiscal year 2014 annual bonus and (z) $3,300,000 in respect of Mr. Falcone’s pro-rata bonus for fiscal year 2015 for service through December 1, 2014 based on anticipated results; and (ii) the continued vesting of the Warrant as if Mr. Falcone remained employed with the Issuer through each applicable vesting date.

The Separation Agreement further provides, among other things, that for a period of two years from the date of Mr. Falcone’s resignation, without the approval of a majority of the directors on the Board, Mr. Falcone shall not and shall cause his affiliates not to (i) enter into or seek to enter into a business combination involving the Issuer, (ii) seek representation or control of the Board or affairs of the Issuer, (iii) purchase or acquire additional securities of the Issuer, (iv) make certain proposals or solicit such proxies, or (v) have any discussions or enter into any arrangements with, or assist any other person in connection with any of the foregoing.

In addition, the Separation Agreement provides that if certain terms and conditions are satisfied then, from the date on which such terms and conditions are satisfied until November 25, 2015, the Issuer shall use its commercially reasonable efforts to sell its shares of HC2 Holdings, Inc.

CUSIP No. 41146A106	SC 13D	Page 13 of 17

In connection with the foregoing, it is anticipated that the Issuer will, after a period of transition, cease receiving and providing services to Harbinger Capital Partners LLC (“HCP” and together with the Issuer, the “Parties”) pursuant to the terms of an existing Services Agreement, by and between the Company and HCP, dated November 14, 2012 (the “Services Agreement”). Accordingly, on November 25, 2014, the Issuer and HCP entered into an amendment (the “Amendment”) to that Services Agreement providing for, among other things, that (i) the Parties may terminate the Services Agreement upon 90 days advance written notice to the other Party, (ii) the Parties must provide cooperation in connection with the transferring of services provided under the Services Agreement and (iii) HCP shall return the Issuer’s property upon termination of the Services Agreement.

A Special Committee of independent members of the Board, advised by outside legal counsel and other advisors, reviewed, negotiated and recommended for approval to the Board the foregoing matters (including the Separation Agreement and the Amendment), which were then approved by the Board.

The foregoing summary of the Separation Agreement and the Amendment are qualified in their entirety by reference to the text of the Separation Agreement and the Amendment, which are filed as Exhibit B and Exhibit C, respectively, hereto and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety with the following:

“References to the percentage ownership of Shares in this Schedule 13D is based on the 201,005,504 Shares stated to be outstanding as of November 17, 2014 by the Issuer in its annual report on Form 10-K for the fiscal year ended September 30, 2014, filed with the SEC on November 21, 2014.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 30,753,730 Shares, constituting 15.3% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 30,753,730 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 30,753,730 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 30,753,730 Shares, constituting 15.3% of the Shares.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 30,753,730 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 30,753,730 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 3,650,057 Shares, constituting 1.8% of the Shares.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,650,057 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,650,057 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 3,650,057 Shares, constituting 1.8% of the Shares.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,650,057 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,650,057 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 41146A106	SC 13D	Page 14 of 17

(a, b) As of the date hereof, the Breakaway LP may be deemed to be the beneficial owner of 3,057,213 Shares, constituting 1.5% of the Shares.

The Breakaway LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,057,213 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,057,213 Shares.

The Breakaway LP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Breakaway MM may be deemed to be the beneficial owner of 306,583 Shares, constituting less than one percent of the Shares.

The Breakaway MM has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 306,583 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 306,583 Shares.

The Breakaway MM specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 3,363,796 Shares, constituting 1.7% of the Shares.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,363,796 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,363,796 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 3,363,796 Shares, constituting 1.7% of the Shares.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,363,796 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,363,796 Shares.

 HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 34,403,787 Shares, constituting 17.1% of the Shares.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,403,787 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,403,787 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 37,767,583 Shares, constituting 18.8% of the Shares.

Without giving effect to Shares that Mr. Falcone may acquire upon the exercise of the Warrant, as of the date hereof, Mr. Falcone may be deemed to (i) be the beneficial owner of 37,767,583 Shares, constituting 18.8% of the Shares; and (ii) have sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 37,767,583 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 37,767,583 Shares. See Item 3 hereof for a description of the Shares that Mr. Falcone may deemed to beneficially own pursuant to the terms of the Warrant.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) On November 25, 2014, the Master Fund and the Special Situations Fund sold 3,402,318 Shares and 1,597,682 Shares, respectively, to the third parties at a price of $12.90 per share to a third party.  Other than as described above, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.”

CUSIP No. 41146A106	SC 13D	Page 15 of 17

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

See Item 4.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:
Separation and General Release Agreement, dated as of November 25, 2014, by and between Harbinger Group Inc. and Philip A. Falcone (incorporated by reference to Exhibit 10.1 to the Current Report of Harbinger Group Inc. filed on November 26, 2014).

Exhibit C:
Amendment to the Services Agreement, dated as of November 25, 2014, by and between Harbinger Group Inc. and Harbinger Capital Partners LLC (incorporated by reference to Exhibit 10.2 to the Current Report of Harbinger Group Inc. filed on November 26, 2014).

CUSIP No. 41146A106	SC 13D	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 17 of 17

GLOBAL OPPORTUNITIES BREAKAWAY FUND, L.P.

By:	Global Opportunities Breakaway Funds GP, LLC, General Partner

By:	Global Opportunities Breakaway MM, L.L.C., Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY MM, L.L.C.

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

December 10, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

GLOBAL OPPORTUNITIES BREAKAWAY FUND, L.P.

By:	Global Opportunities Breakaway Funds GP, LLC, General Partner

By:	Global Opportunities Breakaway MM, L.L.C., Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY MM, L.L.C.

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

December 10, 2014

A-2